EXHIBIT 99.1

NewsRelease

TransCanada to Develop the Heartland Pipeline and Terminal Facilities in Central Alberta

Calgary, Alberta – May 2, 2013:  TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that it has reached binding long-term shipping agreements to build, own and operate the proposed Alberta-based Heartland Pipeline and TC Terminals projects.

The proposed projects are being developed to support growing crude oil production in Alberta and will include the 200-kilometre (125-mile) pipeline connecting the Edmonton region to facilities in Hardisty, Alberta and a terminal facility in the Heartland industrial area north of Edmonton. TransCanada anticipates the pipeline could ultimately transport up to 900,000 barrels of crude oil a day, while the terminal is expected to have storage capacity for up to 1.9 million barrels of crude oil. The projects have a combined cost estimated at $900 million and are expected to come into service during the second half of 2015.

“With Alberta oil production projected to increase by almost three million barrels per day over the next 15 years, it is important to have the right infrastructure in place to move these resources safely and reliably to market at the right time,” said Alex Pourbaix, TransCanada’s president of energy and oil pipelines. “These projects will help link Canadian crude oil resources in northern Alberta to markets in Eastern Canada and the United States.”

TransCanada began initial engagement with stakeholders and Aboriginal communities through a feasibility study in the fall of 2012. The company intends to file a regulatory application for the terminal in spring 2013, followed by a separate application for the pipeline in the fall. The projects will be developed with Aboriginal and stakeholder input, as well as consideration for environmental, archaeological and cultural values, land use compatibility, safety, constructability and economics. As a member of the world Dow Jones Sustainability Index, TransCanada is an industry leader that is committed to minimizing the impact of its operations.

The projects will further expand TransCanada’s liquids transportation capabilities and leverage TransCanada's extensive operating experience in Alberta. TransCanada recently announced the Grand Rapids Pipeline project, a 500-kilometre (310-mile) pipeline system to transport crude oil and diluent between the producing area northwest of Fort McMurray and the Edmonton/Heartland region.

TransCanada currently operates 24,200 kilometres (15,000 miles) of natural gas pipelines across Alberta and 3,500 kilometres (2,150 miles) of crude oil pipelines through its Keystone Pipeline. Keystone has safely transported more than 400 million barrels of crude oil from Alberta to markets in the United States since it began operation in 2010.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would”, “will” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated April 25, 2013 and 2012 Annual Report filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on TransCanada's website at www.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522